Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

FOREFRONT HOLDINGS, INC.

1. The name of the corporation is ForeFront Holdings, Inc. (the “Corporation”).

2. These Articles of Amendment shall be effective as of 5:00 p.m., Miami time, on May 27, 2008 (the “Effective Date”).

3. The Corporation shall effect a reverse split of its common stock, par value $0.001 per share (the “Common Stock”), on a ratio of one (1) for five (5) by decreasing the number of issued and outstanding shares of its Common Stock held by shareholders of record on the Effective Date from 12,166,989 shares to approximately 2,433,398 shares (the “Reverse Stock Split”).

4. Pursuant to § 607.10025(7) of the Florida Statutes, upon the effectiveness of these Articles of Amendment, the authorized shares of Common Stock of the Corporation and the authorized shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), of the Corporation shall be reduced by the same percentage by which the issued and outstanding shares of Common Stock are reduced as a result of the Reverse Stock Split. Accordingly, upon the effectiveness of these Articles of Amendment, the authorized shares of Common Stock of the Corporation shall be reduced to 100,000,000 shares and the authorized shares of Preferred Stock of the Corporation shall be reduced to 5,000,000 shares.

5. Article III of the Corporation’s Articles of Incorporation is hereby deleted and the following is substituted therefor:

“ARTICLE III

CAPITAL STOCK

The aggregate number of shares of all classes of capital stock which the Corporation shall have authority to issue is 105,000,000 non-assessable shares, 100,000,000 of which shall be of a class designated as common stock (the “Common Stock”) with a par value of $0.001 per share, and 5,000,000 shares of which shall be designated as preferred stock (the “Preferred Stock”) with a par value of $0.001 per share. The Preferred Stock may be issued from time to time in series, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issuance of such Preferred Stock, adopted by the Board of Directors pursuant to the authority granted in this amendment.

The Common Stock shall have unlimited voting rights as provided in the Florida Business Corporation Act. None of the shares of the Corporation shall carry with them the pre-emptive right to acquire additional or other shares of the Corporation. There shall be no cumulative voting of shares.

Effective as of 5:00 p.m., Miami Time, on the effective date of the filing of these Articles of Amendment with the Secretary of State of the State of Florida (the “Effective Time”), every five (5) issued and outstanding shares of the Corporation’s previously authorized Common Stock, par value $0.001 per share (the “Old Common Stock”) shall thereby and thereupon be reclassified and converted into one (1) validly issued, fully paid and nonassessable share of Common Stock, par value $0.001 (the “New Common Stock”), reflecting a one (1) for five (5) reverse stock split. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and converted hereby; provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such stock certificate, a new certificate evidencing and representing the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and converted hereby. No cash will be paid or distributed as a result of the aforementioned reverse split of the Corporation’s Common Stock and no fractional shares will be issued. All fractional shares which would otherwise be required to be issued as a result of the reverse split will be rounded up to the nearest whole share.”

6. These Articles of Amendment do not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and do not result in the percentage of authorized shares that remain unissued after the Effective Date exceeding the percentage of authorized shares that were unissued before the Effective Date.

7. These Articles of Amendment were duly adopted by resolution of the Board of Directors of the Corporation, without shareholder approval, at a meeting duly held on December 26, 2007. Pursuant to § 607.10025 of the Florida Statutes, no shareholder approval is necessary to effectuate these Articles of Amendment.

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IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed these Articles of Amendment as of May 20, 2008.

FOREFRONT HOLDINGS, INC.

By:	/s/ Richard M. Gozia
Name:	Richard M. Gozia
Title:	Interim Chief Executive Officer